SECURITIES AND EXCHANGE COMMISSION





                             Washington, D.C. 20059




                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934



                                 Amendment No. 2





NAME OF ISSUER:  Weis Markets, Inc.



TITLE OF CLASS OF SECURITIES:  Weis Markets, Inc. Common Stock



CUSIP NUMBER:  948849-104



Check the following box if a fee is being paid with this statement:  [  ]


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CUSIP NO. 948849-104
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 (1)      Names of Reporting Persons  THE ESTATE OF SIGFRIED WEIS,
                                      JANET C. WEIS, SUSAN MINDEL, NANCY WENDER,
                                      ELLEN GOLDSTEIN, CO-EXECUTRICES

TAX IDENTIFICATION NO.:

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 (2)    Check the Appropriate Box      (a)__________________________________
        if a Member of a Group
        (See Instructions)             (b)_________________X________________


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 (3)    SEC Use Only

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 (4)    Citizenship or Place                         United States
        of Organization

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Number of Shares                    (5)  Sole Voting                       0
Beneficially Owned                       Power
Owned by Each                       ____________________________________________
Reporting Person
With                                (6)  Shared Voting               860,195
                                         Power
                                    --------------------------------------------

                                     (7)  Sole Dispositive                 0
                                          Power
                                    --------------------------------------------

                                     (8)  Shares Dispositive         860,195
                                          Power
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   (9)    Aggregate Amount Beneficially                              860,195
          Owned by Each Reporting Person
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   (10)   Check if the Aggregate Amount
          in Row (9) Excludes Certain                           N/A
          Shares (See Instructions)
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   (11)   Percent of Class Represented                          .02%
          by Amount in Row (9)
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   (12)   Type of Reporting Person
          (See Instructions)                           INDIVIDUAL'S ESTATE
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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                 (Under the Securities and Exchange Act of 1934)


  Item 1(a) Name of Issuer:                      Weis Markets, Inc.


  Item 1(b) Address of Issuer's Principal        1000 South Second Street
            Executive Offices:                   P.O. Box 471
                                                 Sunbury, PA  17801-0471

  Item 2(a) Name of Person Filing:               THE ESTATE OF SIGFRIED WEIS,
                                                 JANET C. WEIS, SUSAN MINDEL,
                                                 NANCY WENDER, ELLEN GOLDSTEIN,
                                                 CO-EXECUTRICES SIGFRIED WEIS


  Item 2(b) Address of Principal Business        The Estate of Sigfried Weis
                                                 R.R. #1, Hard Scrabble Lane
                                                 Lewisburg, PA  17837


  Item 2(c) Citizenship:                         United States


  Item 2(d) Title of Class of Securities:        Weis Markets, Inc. Common Stock


  Item 2(e) CUSIP Number:                        948849-104


  Item 3 See Item 12 of cover page(s) ("Type of Reporting Person") for each reporting person.

           BK       = Bank as defined in Section 3(a)(6) of the Act.

           IV = Insurance Company registered under Section 8 of the Investment Company Act

           IA = Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940
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           EP       = Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                    240.13-d(1)(b)(1)(ii)(F)

           HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4 Ownership:

                 See Items 5 through 9 and 11 of cover page(s) as to each reporting person.


Item 5 Ownership of Five Percent or Less of a Class:          N/A



Item 6 Ownership of More than Five Percent on                 N/A
       Behalf of Another Person:


Item 7 Identification and Classification of the               N/A
       Subsidiary Which Acquired the Security
       Being Reported by the Parent Holding Company:


Item 8 Identification and Classification of Members           N/A
       of the Group:


Item 9 Notice of Dissolution of Group:

         This is the final Schedule 13G that will be filed based upon distributions which were made pursuant to the estate plan of Sigfried Weis. The distributions decreased the percentage of voting rights and control below 5%.

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/97

                                       /s/ Janet C. Weis
                                    -------------------------------
                                              Janet C. Weis

                                       /s/ Susan Mindel
                                    -------------------------------
                                              Susan Mindel

                                       /s/ Nancy Wender
                                    -------------------------------
                                              Nancy Wender

                                       /s/ Ellen Goldstein
                                    -------------------------------
                                              Ellen Goldstein